August 27, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Barbara Jacobs, Assistant Director

Re:	Request for Effectiveness for Sphere 3D Corp.
Registration Statement on Form F-3 (File No. 333-206358)

Dear Ms. Jacobs:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Sphere 3D Corp. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Standard Time, on August 28, 2015, or as soon thereafter as practicable.

The Registrant confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the registration of the securities specified in the above-referenced Registration Statement.

The Registrant or Mr. Eric Sibbitt, Esq., who is an attorney with the Registrant’s outside legal counsel, O’Melveny & Myers LLP, may orally request via telephone call to the staff to modify or withdraw this request for acceleration.

On behalf of the Registrant, the undersigned acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant and that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to Mr. Eric Sibbitt, Esq. of O’Melveny & Myers LLP at (415) 984-8777. Please also send a copy of the written order from the Commission verifying the effective time and date of the Registration Statement to O’Melveny & Myers LLP, Attention: Eric Sibbitt, Esq., by facsimile at (415) 984-8701.

Please contact Mr. Eric Sibbitt, Esq. via telephone at (415) 984-8777, to communicate any questions you might have regarding this letter or the Registration Statement. Thank you for your cooperation in this matter.

Very truly yours,

SPHERE 3D CORP.

By:	/s/ Eric L. Kelly
Name: Eric L. Kelly
Title: Chief Executive Officer

cc:      Eric Sibbitt, Esq., O’Melveny & Myers LLP
           Paul Sieben, Esq., O’Melveny & Myers LLP